XCITE INTERACTIVE, INC.

SUBSCRIPTION AGREEMENT

1. <u>Subscription</u>. I hereby agree to purchase <u>[SHARES]</u> shares of common stock (the "securities") offered by Excite Interactive, Inc. (the "Company") at a price of $5.03 per share in accordance with the terms and conditions of this Subscription Agreement.

I understand that my subscription may not exceed:

(i) the greater of $2,200 or 5% of the lesser of my annual income or net worth if either my annual income or net worth is less than $107,000; or

(ii) 10% of the lesser of my annual income or net worth, not to exceed $107,000, if both my annual income and net worth are equal to or more than $107,000.

I recognize that if my subscription is rejected, my payment for the Securities will be returned to me without deduction therefrom or interest thereon, as soon as practicable.

2. <u>Representations and Warranties</u>. I warrant and represent to the Company that:

a. The Securities are being purchased by me for investment only, for my own account and not with a view to the offer or sale in connection therewith, or the distribution thereof, and I am not participating, directly or indirectly, in an underwriting of any such undertaking.

b. I will not take, or cause to be taken, any action that would cause me to be deemed an underwriter of the Securities, as defined in Section 2(11) of the Securities Act of 1933, as amended (the "Act").

c. I have had an opportunity to review the information required by Section 201 of the Crowd Funding Regulations (the "Disclosure Documents").

d. I (and my purchaser representative, if any) have had an opportunity to ask questions of, and receive answers from the officers of the Company to verify the accuracy and completeness of the information set forth in the "Disclosure Documents".

e. In determining whether to make an investment in the Securities, I am not relying on any information other than the Disclosure Documents referred to above.

f. By virtue of my net worth and by reason of my knowledge and experience in financial and business matters in general, and investments in particular, I am capable of evaluating the merits and risks of an investment in the Securities on the basis of the information contained in the Disclosure Documents.

g. I am capable of bearing the economic risks of an investment in the Securities.

h.   My present financial condition is such that I am under no present or contemplated future need to dispose of any portion of the Securities to satisfy any existing or contemplated undertaking, need or indebtedness.

i.   I am aware that the Securities have not been registered under the Securities Act of 1933, as amended, but rather are being offered in reliance upon an exemption from the registration requirements of that Act.

j.   I am aware that no market exists for the Company's common stock at this time.

k.   I am aware that (A) that the Securities being offered will not be transferable unless such Securities are registered or except with the prior written consent of the Company, which consent may be withheld under certain circumstances, (B) any person to whom the investor may subsequently wish to sell the Securities (if the Securities are not registered) may have to satisfy standards of eligibility and/or suitability at least as stringent as those set forth herein and (C) the subsequent sale or other disposition of such Securities will require, in the absence of such registration, the satisfaction of such conditions as the Company may require.

l.   I hereby represent and warrant that all the representations, warranties and acknowledgments contained in this Subscription Agreement are true, accurate and complete as of the date hereof.

3.   Restrictions on Transferability. I hereby agree that the Securities being purchased by me may be stamped or otherwise imprinted with a conspicuous legend in substantially the following form:

> The securities represented by this certificate may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"), or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the issuer.

I further agree that the Securities may also be stamped with any other legend(s) required by applicable state securities laws (the "State Acts").

The Securities shall be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration ("Transfer") only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is established to the satisfaction of the Company, which may include an opinion of the Company's legal counsel, which cost shall be borne by me, as to the availability of such an exemption. I realize that by becoming a holder of the Securities pursuant to the terms of the legend set forth above, I agree, prior to any Transfer, to give written notice to the Company expressing my desire to effect the Transfer and describing the proposed Transfer.

Upon receiving any such notice, the Company shall present copies thereof to counsel for the Company and the following provisions shall apply:

a. If, in the opinion of such counsel, the proposed Transfer may be effected without registration thereof under the Act and the State Acts, the Company shall promptly thereafter notify the holder of such Securities whereupon such holder shall be entitled to effect the Transfer, all in accordance with the terms of this notice delivered by such holder to the Company, and upon such further terms and conditions as shall be required by the Company in order to assure compliance with the Act and the State Acts.

b. If, in the opinion of such counsel, the Transfer may not be effected without registration under the Act and/or the State Acts, a copy of such opinion shall promptly be delivered to the holder who had proposed the Transfer and the Transfer shall not be made unless registration of the Transfer is then in effect.

4. Investment Risks. I understand that:

- a market for the Company's common stock may never develop, or if a market develops, it may only be a limited market,

- the Company may not remain profitable, and

- the Securities which I am buying may ultimately have little or no value.

5. Notices. Any notices or other communications required or permitted hereby shall be sufficiently given if sent by registered or certified mail, postage prepaid, return receipt requested, and, if to the Company, at the address to which this letter Subscription Agreement is addressed, and, if to me, at the address set forth below my signature hereto, or to such other addresses as either the Company or I shall designate to the other by notice in writing.

6. Reorganization. I agree to take any and all actions determined by the Company's directors in good faith to be advisable to revise this Subscription Agreement and any shares issued pursuant to the terms of this Subscription Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the shares

7. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company will have the option to repurchase the shares sold pursuant to this Subscription Agreement from the undersigned for the greater of (i) $5.03 and (ii) the fair market value of the shares, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value the Company will pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser will be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or a Dissolution Event.

For the purposes of this Section 7, the following terms shall have the meanings set forth below:

"Aggregate Value" means the amount determined by multiplying the number of shares sold by means of this Subject Agreement by the Financing Price.

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of its common stock at a fixed price.

"Financing Price" means the price per share or the conversion price of a class of securities sold to investors providing new money to the Company in connection with the initial closing of an Equity Financing.

8.   Successors and Assigns. This Subscription Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to the successors and assigns of the Company and to my personal and legal representatives, heirs, guardians, successors and permitted assignees.

9.   Reliance Upon Representations. I understand that the Company is relying upon the accuracy of the representations and warranties which I have made in this agreement. I agree to indemnify and hold harmless the Company (and any control persons of such entities) for any claim, loss, liability, cost and/or expense (including but not limited to reasonable attorneys' fees) they may suffer or incur as the result of any false or misleading warranty, representation or statement of facts which I have made in connection with the purchase of the Securities.

10.   Applicable Law/Arbitration. This Subscription Agreement shall be governed by and construed in accordance with the laws of Colorado and, to the extent it involves any United States statute, in accordance with the laws of the United States. Any dispute, claim or controversy involving this Subscription Agreement, or the circumstances surrounding the sale of

the securities described in this Subscription Agreement shall be settled through binding arbitration in accordance with the Commercial Rules of the American Arbitration Association in Denver, Colorado. The prevailing party in any such arbitration and/or in any other legal proceeding relating to such matters shall be entitled to recover reasonable legal fees and costs in addition to all other damages and remedies at law or equity.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties here to with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]___.

Number of Shares: ___[SHARES]___

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Xcite Interactive, Inc.

Founder Signature
_____

Name: ___[FOUNDER_NAME]___

Title: ___[FOUNDER_TITLE]___

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited